Exhibit 99.2

ELTEK LTD.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 5, 2019
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Alon Mualem and Eli Yaffe, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 3.00 per share, of Eltek Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders  of the Company (the “Meeting”) to be held on Thursday, December 5, 2019 at 10:00 a.m. (Israel time) at the principal offices of the Company, 20 Ben Zion Galis Street, Petach Tikva, Israel and at any adjournment or adjournments  thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

Items 2, 3 and 5 through 13 require an indication of “Personal Interest” (as defined under the Israeli  Companies Law) in the resolution. Please indicate whether you have a Personal Interest by marking an X in  one of the boxes shown, otherwise your vote will not be counted.

For information regarding the definition of “Personal Interest,” see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

December 5, 2019

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

							FOR	AGAINST	ABSTAIN
1.	Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.				6.	Proposal to approve the extension to the exculpation letter granted to Mr. Yitzhak Nissan.	☐	☐	☐
							YES	NO
☐	FOR ALL NOMINEES	Yitzhak Nissan Mordechai Marmorstein David Rubner Erez Meltzer
IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 6, by marking an “X” in either the YES or NO box. Your vote will not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
							☐	☐
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES
							FOR	AGAINST	ABSTAIN
		FOR	AGAINST	ABSTAIN	7.	Proposal to ratify and approve the application of the Company’s directors and officers liability insurance policy with respect to Mr. Yitzhak Nissan.	☐	☐	☐
2.	Proposal to approve the Company’s Amended Compensation Policy.	☐	☐	☐			YES	NO
		YES	NO
IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 7, by marking an “X” in either the YES or NO box. Your vote will not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
							☐	☐

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 2, by marking an “X” in either the YES  or NO box. Your vote will not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
		☐	☐

							FOR	AGAINST	ABSTAIN
					8.	Proposal to approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment.	☐	☐	☐
		FOR	AGAINST	ABSTAIN			YES	NO
3.	Proposal to approve an amendment to the directors and officers indemnity agreements in favor of the Company’s directors and officers.	☐	☐	☐
IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 8, by marking an “X” in either the YES or NO box. Your vote will not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
							☐	☐
		YES	NO

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 3, by marking an “X” in either the YES  or NO box. Your vote will not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
		☐	☐
							FOR	AGAINST	ABSTAIN
					9.	Proposal to approve the application of Company’s Bonus Plan with respect to Ms. Revital Cohen-Tzemach.	☐	☐	☐
							YES	NO
		FOR	AGAINST	ABSTAIN
IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 9, by marking an “X” in either the YES or NO box. Your vote will not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
							☐	☐
4.	Proposal to ratify and approve the entry of the Company into a directors and officers insurance policy, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time.	☐	☐	☐
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
5.	Proposal to approve the extension and amendment of the Management Agreement with Nistec Ltd.	☐	☐	☐	10.	Proposal to approve the grant of options to Ms. Revital Cohen-Tzemach.	☐	☐	☐
	YES	NO				YES	NO

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 5, by marking an “X” in either the YES  or NO box. Your vote will not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
	☐	☐
IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 10, by marking an “X” in either the YES or NO box. Your vote will   not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
						☐	☐
						FOR	AGAINST	ABSTAIN
				11.	Proposal to approve the application of Company’s 2019 Bonus Plan with respect to the Company’s CEO, Mr. Eli Yaffe.	☐	☐	☐
						YES	NO

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 11,  by marking an “X” in either the YES or NO box. Your vote will  not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
						☐	☐
						FOR	AGAINST	ABSTAIN
				12.	Proposal to approve an option adjustment for the Company’s CEO.	☐	☐	☐
						YES	NO

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 12, by marking an “X” in either the YES or NO box. Your vote will   not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
						☐	☐
						FOR	AGAINST	ABSTAIN
				13.	Proposal to approve the Interest Agreement with the Company's Controlling shareholder.	☐	☐	☐
						YES	NO

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 13, by marking an “X” in either the YES or NO  box. Your  vote will  not be counted if you do not fill in one of the boxes.
I HAVE A PERSONAL INTEREST
						☐	☐
						FOR	AGAINST	ABSTAIN
14.
Proposal to approve the reappointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young Limited, as the Company’s independent auditors, for the year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders.
						☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Shareholder	Date:			Signature of Shareholder		Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.